Exhibit (d) (ii)

LU10248                                                                05/04
                         Allstate Life Insurance Company
                          (herein called "We" or "Us")

                             Amendatory Endorsement

As used in this endorsement, "Contract" means the Contract or Certificate to which this endorsement is attached.

We have issued this endorsement as part of the Contract to which it is attached.

The following changes are made to your contract.

1. The Company name is deleted and replaced with:

         Allstate Life Insurance Company

2. Home office address is deleted and replaced with:

         3100 Sanders Road, Northbrook, IL 60062

3. The Glenbrook Life Variable Life Separate Account A is deleted and replaced with:

         Allstate Life Variable Life Separate Account A


Except as amended in this endorsement, the Contract remains unchanged.





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